FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

CERTIFICATE OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 4th OF JUNE 2014

1.            DATE, TIME AND PLACE: On the 4th of June, 2014, at 12:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho

3.            CALL TO ORDER AND ATTENDANCE: The meeting was called on the 3rd of June, 2014, as the advance period was waived by all the members of the Board of Directors, in accordance with paragraph two of Art. 15 of the Company’s Bylaws. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present Mr. Ronaldo Iabrudi, Chief Executive Officer, and Christophe Hidalgo, Chief Financial Officer. Also present Mr. German Quiroga, Chief Executive Officer of Nova Pontocom Comércio Eletrônico S.A. Representatives of Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), the financial advisor of the Special Committee of the Board of Directors, as created by a resolution taken by the Board of Directors in a meeting held on 6th of May, 2014 (“Special Committee”), were also invited to attend the meeting.

4.            AGENDA: (A) Information and resolution on the considerations and conclusions of the Special Committee of the Board of Directors specially constituted to conduct the review of the project of combination of the eCommerce business developed by the Company through Nova Pontocom Comércio Eletrônico S.A. (“Nova”) with the eCommerce business developed by the controlling shareholder Casino Guichard Perrachon (“Casino”)  through Cdiscount S.A. and Cdiscount affiliates (“Cdiscount”) (“eCommerce Business Combination”); and (B) information on the study of business synergies capture prepared by a specialized consulting company and resolution on the commercial parameters for the sharing of synergies among the Company, Via Varejo S.A. (“Via Varejo”) and Nova.

5.            RESOLUTIONS: The meeting was commenced by the Chairman of the Board of Directors, Mr.  Jean-Charles Naouri. The works started and it was unanimously approved to draft the minutes in summary form. Then the members of the Special Committee have reported the analyses made based in the documents presented to them, which were made in cooperation with its financial and legal advisors, regarding the eCommerce Business Combination. After that, representatives of the financial advisor of the Special Committee, Credit Suisse, made a presentation regarding the works developed for purposes of evaluating the exchange ratio to be applicable for the definition of balance of Cnova’s (as defined below) stock capital  between Nova and Casino. Then the Special Committee delivered a favorable recommendation with regards to the implementation of the eCommerce Business Combination considering the following elements: (a)  the commercial interests of the Company in the eCommerce activities will be preserved; and (b)  the potential for creation of value for the Company and its shareholders through the integration of the eCommerce activities currently developed by Nova and Cdiscount into one of the largest global eCommerce companies, organized under the laws of the Netherlands, as Cnova N.V. (“Cnova”), which shares, depending on market conditions and other factors, should be listed in a US stock exchange. Afterwards, the Special Committee recommended that the respective weights of Nova and Cdiscount’s eCommerce businesses be of 53.5% (fifty three point five percent) and 46.5% (forty six point five percent), respectively, being such exchange ratio considered, exclusively from a financial standpoint, to be within the valuation range contained in the opinion presented by Credit Suisse as well as being in accordance with the recommendation of the Via Varejo’s Board of Directors Special Committee and in the opinion presented by its financial advisor, the Bank of America Merrill Lynch Banco Múltiplo S.A.. Thus, upon completion of the corporate reorganization necessary to implement the eCommerce Business Combination, the Company will indirectly hold, through Nova, 28% (twenty eight percent) of the outstanding and voting capital stock of Cnova, and, when considered the stake held by the Company at Via Varejo, its total indirect holding in Cnova will be of 38.2% (thirty eight point two percent). The eCommerce Business Combination shall be implemented by several corporate acts and shall involve the incorporation of holding companies based on the Netherlands and Luxembourg. The Special Committee, after analysis and discussions with its legal advisor, also presented to the Board of Directors its recommendation as to the minimum terms and conditions necessary to implement the eCommerce Business Combination, including, among other things: (1)   preservation of the existing rights and relationships among the Company, Via Varejo and Nova, through an amendment of the Operational Agreement entered into by such mentioned companies, dated October 17, 2013 (the “Operational Agreement”), ensuring continuity of existing synergies and integration between eCommerce and the brick and mortar businesses; (2) the governance of Cnova so ensuring (a) the Company’s right to appoint two (2) out of the nine (9) members of the initial Board of Directors of Cnova, being that the Board of Directors of Cnova shall also be composed of two (2) other additional members who must be independent directors, and (b) the election of the current CEO of Nova, Mr. Germán Pasquale Quiroga Vilardo, to the position of co-CEO of Cnova, observed that Cnova will have two (2) co-CEOs, with the other co-CEO being the CEO of Cdiscount. The co-CEOs will rotate as members of Cnova’s Board of Directors and the CEO of Nova will be the first co-CEO sitting on the Board of Directors of Cnova; (3) the  obligation for Cnova to adopt a Policy on Related Party Transactions that ensures the compliance with the practices usually adopted for such transactions in order to ensure transparency to manage situations of conflicts of interests; (4)  the adoption by Cnova of an Audit Committee, formed of independent members, and a Nomination and Remuneration Committee. Furthermore, the Special Committee reported and recommended that, as a result of the discussions among the Committee and its advisors, the Special Committee of Via Varejo’s Board of Directors and its advisors, and the managements of the companies involved and their advisors, the creation of Cnova shall observe the following additional conditions; (5) the Company shall license for a minimum period of twenty (20) years (and automatically renewable for an additional ten (10) year period) the use of the trademark “Extra”, the domain name “extra.com.br”, and certain other trademarks, domain names and rights related thereto for use in the eCommerce activities developed by the Brazilian subsidiary of Cnova; and (6) that the direct and indirect founding shareholders of Cnova, including the Company, willl be entitled to receive special voting depositary receipts which will effectively grant them one (1) additional vote for each ordinary share of Cnova held and continue to be held (directly or indirectly) by them (or certain permitted transferees), in relation to the voting rights of new ordinary shares to be issued in the future in the context of the potential initial public offering of Cnova, being the special voting rights associated with the depositary receipts non-transferable to third-parties, subject to limited exceptions. After the questions and after the related discussions, given the favourable recommendation of the Special Committee, the members of the Board of Directors unanimously resolved (with the abstention of the legally prevented) (I) upon completion of certain conditions precedent, notably obtaining the necessary authorizations with the competent authorities, to approve the proposal for the eCommerce Business Combination under the terms recommended by the Special Committee; (II)  to authorize the Company’s Executive Management to take the necessary measures to, respected the conditions precedent applicable, execute the agreements and contracts that may be applicable to preserve the interests of the Company within the implementation of the eCommerce Business Combination, pursuant to the terms recommend by the Special Committee and discussed in this meeting, including with regards to the exercise of voting rights by the members of Nova’s Board of Directors appointed by the Company in the resolutions that may be necessary to effect the resolution taken herein at this meeting, which shall encompass an instruction for the managers of Nova and Cnova to take any and all measures necessary to implement the eCommerce Business Combination as recommended by the Special Committee and approved by the Board of Directors, as well as (III) to  authorize the submission of the application for registration of Cnova as a foreign private issuer with the Securities and Exchange Commission (“SEC”), a regulatory agency that regulates the U.S. securities market, in order to permit subject to market conditions and other factors (a)  the admission to trading of the shares issued by Cnova on a stock exchange in the United States and (b) the public offering of new shares of Cnova. Then the Chairman of the Board of Directors, Mr. Jean-Charles Naouri, gave the floor to Mr. Ronaldo Iabrudi who presented the conclusions of the study of business synergies capture prepared by a specialized consulting company, as well as the discussions held on such topic in meetings of the Executive Management and both the Corporate Governance, Audit and Financial Committees of the Company. After the related discussions and in compliance with the Operational Agreement, the members of the Board of Directors unanimously resolved (with the abstention of the legally prevented), based on the recommendations from the Executive Management and both the Corporate Governance, Audit and Financial Committees of the Company, to approve the commercial parameters to be adopted for the capturing of commercial purchasing synergies among Via Varejo, Nova and the Company, so to provide for a compensation, free of charges or discounts, of 1.3% and 2.2% to be paid by Nova and the Company (Extra brand), respectively, to Via Varejo both of them to be calculated over purchases made by Via Varejo as from October 2013 of any items from common suppliers of the companies, being such parameters effective for a five year term observed the possibility for reviewing at the end of the third year.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 4th of June, 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Caio Machado Filho. Jean-Charles Naouri, Arnaud Strasser, Maria Helena dos Santos Fernandes Santana, Yves Desjacques, Antoine Marie Lazare Giscard d’Estaing, Roberto Oliveira de Lima, Luiz

Augusto de Castro Neves, Eleazar de Carvalho Filho and Luiz Aranha Corrêa do Lago. I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 4, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.